SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549
___________________________________________________________

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                     ELECTROSOURCE, INC.
                      (Name of Issuer)

             Common Stock, par value $1.00 per share
                 (Title of Class of Securities)

                          286150  20  6
                         (CUSIP Number)

                      William C. Ughetta
                    Senior Vice President &
                         General Counsel
                      Corning Incorporated
                     One Riverfront Plaza
                       Corning, NY  14831
                   Telephone:  (607) 974-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                         and Communications

                           March 27, 1997
    (Date of Event which Requires Filing of this Statement)
    ____________________________________________________________

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d1(b)(3) or (4), check the following box  [    ].

CUSIP No.: 286150  20  6

(1)  Names of Reporting Persons S. S. or I.R.S. Identification No. of Above
     Persons

     Corning Incorporated
     I.R.S. Identification No.:  16-0393470

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

   (a)  ___________________________________________________

   (b)  ___________________________________________________


(3)  SEC Use Only _____________________________________________


(4)  Source of Funds (See Instructions):     WC


(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
     ________________________________________________________

(6)  Citizenship or Place of Organization:   New York

 Number of          (7) Sole Voting Power:   1,227,273
  Shares
Beneficially        (8) Shared Voting Power:      0
 Owned by
   Each             (9) Sole Dispositive Power:   1,227,273
 Reporting
  Person            (10) Shared Dispositive Power:     0
   With

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person:
          1,227,273 shares of Common Stock

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
     _________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):
     Approximately 23.6%

(14) Type of Reporting Person (See Instructions):      CO

Item 1.   Security and Issuer.

     This statement relates to the Common Stock, par value
     $1.00 per share ("Common Stock") of Electrosource, Inc.
     (the "Issuer").

     Issuer:   Electrosource, Inc.

     Principal executive Offices:  2809 Interstate 35 South
                                   San Marcos, Texas  78666

Item 2.   Identity and Background.

     The person filing this statement is Corning Incorporated, a New York corporation ("Corning"), with principal offices located at One Riverfront Plaza, Corning, New York 14831. Information relating to Corning's business is described in
     Item 1 of Corning's Form 10-K for the fiscal year ended December 31, 1996, which such Item 1 is hereby incorporated by reference herein.

Item 3.   Source and Amount of Funds or Other Consideration.

     For purposes of the federal securities laws, Corning is presently the beneficial owner of 1,227,273 shares of the Issuer's Common Stock as a result of Corning and the Issuer entering into (i) a Note Purchase and Option
     Agreement, dated March 27, 1997 (the "Note Purchase
     Agreement"), whereby the principal amount of the Promissory Note issued thereunder may be converted into 727,273 shares of Common Stock and (ii) a Stock Option
     Agreement, dated March 27, 1997 (the "Stock Option
     Agreement"), whereby Corning has the option to purchase from the Issuer 500,000 shares of Common Stock. The source of funds was and is expected to be Corning's working capital.

Item 4.   Purpose of Transaction.

     Corning has entered into the transactions for investment purposes. Corning has no plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Corning reserves the right to review or reconsider its position with respect to any such matters.

Item 5.   Interest in Securities of the Issuer.

     (a) Corning, for the purposes of the federal securities laws, is presently the beneficial owner of 1,227,273 shares of the Issuer's Common Stock as a result of Corning and the Issuer entering into the Note Purchase Agreement and the Stock Option Agreement.

     (b) Corning has the sole power to vote and sole power to dispose of the shares of the Issuer's Common Stock set forth in Paragraph (a) above.

     (c) Except as set forth in paragraph (a) above, no transactions in the Common Stock of the Issuer were effected during the past 60 days by Corning.

     (d)  None

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the
         Issuer.

     Corning and Electrosource have entered into the Note Purchase Agreement and the Stock Option Agreement. The Note Purchase Agreement and the Stock Option Agreement provide Corning with certain rights to cause the Issuer to register any shares of Common Stock acquired under the Note Purchase Agreement or the Stock Option Agreement.

Item 7.   Material to be Filed as Exhibits.

     1.   Note Purchase and Option Agreement, dated as of March
          27, 1997, between Corning Incorporated and
          Electrosource, Inc.

     2. 5% Convertible Promissory Note, issued March 27, 1997, to Corning Incorporated.

     3.   Stock Option Agreement, dated as of March 27, 1997.


                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CORNING INCORPORATED
Date:  May 19, 1997            By: /s/ A. John Peck, Jr.
                                   Name:  A. John Peck, Jr.
                                   Title: Secretary

EXHIBIT 1

              NOTE PURCHASE AND OPTION AGREEMENT

     This Note Purchase and Option Agreement (the "Agreement") is made and entered into as of March 27, 1997, by and among Electrosource, Inc., a Delaware corporation (the "Company"), and Corning Incorporated, a corporation organized under the laws of the State of New York (the "Investor").

     WHEREAS, Investor wishes to purchase a note from the Company with the right to convert the note to common stock and thereafter have the right to further increase its equity interest by exercise of a stock option;

     NOW, THEREFORE, the parties hereto agree as follows:

     1.   Purchase and Sale of Note

           Note.      The Company agrees to sell to the
Investor and, subject to the terms and conditions set forth herein, the Investor agrees to purchase from the Company a 5% Convertible Promissory Note (the "Note") in the principal amount of Four Million Dollars ($4,000,000.00) for the consideration of Four Million Dollars ($4,000,000.00), payable as set forth in Section 3. The Note shall be for a five (5) year term, bearing interest at 5% per annum, payable in kind and will be convertible into common stock ("Common Stock") of the Company at a conversion price of Five and 50/100 dollars ($5.50) per share for Seven Hundred Twenty-seven Thousand Two Hundred
Seventy-three (727,273) shares of Common Stock, subject to adjustment of the conversion price as provided in the Note.
The form of the Note is set forth in Exhibit "A" attached hereto.

     2.   Option to Purchase Common Stock

           Investor shall also have the option ("Option") for a period of two (2) years from the date hereof to purchase up to Five Hundred Thousand (500,000) shares of original issue Common Stock ("Common Stock") from the Company. The exercise prices shall be Seven and No/100 Dollars ($7.00) per share for Two Hundred Seventy-five Thousand (275,000) of such shares and Nine and No/100 Dollars ($9.00) per share for Two Hundred Twenty-five Thousand (225,000) of such shares, subject to adjustment of such amounts as provided in the Option Agreement, which is attached hereto as Exhibit "B." The Option may be exercised by providing written notice to the Company and by delivery of the purchase price as set forth in the Option Agreement. The Option may not be exercised more than thirty (30) days after prepayment of the
Note in full. Upon full conversion of the Note and exercise of the Option, Investor would hold One Million Two Hundred Twenty-seven Thousand Two Hundred Seventy-three (1,227,273) shares of Common Stock.


     3.   Closing

           The  closing of the purchase and sale of the Note
(the "Closing") will take place by mail or as the Parties may otherwise agree. At Closing, the Company will deliver to the Investor the Note and Option upon payment of Four Million Dollars ($4,000,000.00) of which Three Million
Five Hundred Dollars ($3,500,000) will be paid in the form of a check or by a wire transfer of funds to an account designated by the Company, and the balance of Five Hundred
Thousand Dollars ($500,000) shall be paid by a credit of the unpaid principal of that certain Promissory Note of March 6, 1997 in the principal amount of Five Hundred
Thousand  Dollars ($500,000) between  Investor  and  the
Company (the "Interim Note"), which Interim Note shall be marked "paid" and surrendered to the Company. The Closing will be held on or before April 1, 1997, unless the parties otherwise agree. Interest on the Interim Note accrued and unpaid at the date of Closing shall be paid by the Company to Investor by check or wire transfer immediately after Closing, or may be deducted by Investor from the Three Million Five Hundred Thousand
Dollars ($3,500,000) to be transferred at Closing, at the election of Investor.

     4.   Covenants

          The Company covenants and agrees with the Investor as follows:

          4A.  Financial Statements and Other Information.  The
Company will deliver to Investor so long as such Investor holds the Note, Option or any other Notes issued in payment of accrued interest thereon (sometimes referred to herein collectively with the Note as the "Notes") copies of all reports required to be filed by the Company pursuant to sections 13 and 14 of the Securities Exchange Act of 1934.

          4B. Representation on Board of Directors and Investor Information Meetings. At the election of Investor and when so notified by the Investor, the Company shall use its best reasonable efforts to appoint a qualified representative of the Investor to the Company's Board of Directors and will nominate such person, or his qualified replacement, for election at the then next Annual General Meeting of the Shareholders of the Company for which such seat stands for election. Additionally, for so long as the Investor holds the Note or Option convertible in the aggregate into shares of the company's Common Stock representing at least one percent (1%) of the total shares of Common Stock outstanding or holds shares of Common Stock representing at least one percent (1%) of the total shares of Common Stock outstanding, the Company shall hold meetings with representatives of the Investor at reasonable intervals from time to time to discuss the business and prospects of the Company.

     4C. Reservation of Common Stock. The Company will at all times reserve and keep available out of its authorized but unissued shares of Common Stock, for the purpose of issuance upon the conversion of the Note and exercise of the Option, such number of shares of Common Stock as are issuable upon the conversion of the Note and exercise of the Option. All shares of Common Stock which are so issuable will, when issued, be duly and validly issued, fully paid and non-assessable and free from all taxes, liens and charges. The Company will take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed.

           4D. Ranking of Note. The Company's obligations under the Note will rank at least pari passu in priority of payment and in all other respects with all other unsecured loans, debts or obligations of the Company entered into after the date hereof. The Company shall not, while any amount of the Note remains outstanding, offer to borrow funds from any third party on terms more favorable to the third party lender than those extended to Investor for the Note with respect to security for the Note, financial covenants or negative pledges of the Company in favor of such third party, repayment terms, or other significant matters, without offering such terms to Investor in writing.

     5.   Representations and Warranties

          5A.    Representations   by  Company.   The   Company
represents, warrants and agrees as follows:

                (i)  The Company is a corporation duly
organized, validly existing and in good standing under the laws of the State of  Delaware and is in good standing as a foreign corporation  in each jurisdiction where the properties owned, leased or operated, or  the  business  conducted  by it require such  qualification, except  for  such  failure  to so qualify or  be  in  such  good standing,  which,  when  taken  together
with  all  other   such failures,  is  not  reasonably likely
to have a material adverse effect on the financial condition, properties, business or results of operations of the Company or the interest of shareholders in the Company
(a "Material Adverse Effect"). The Company has the requisite corporate power and authority to carry on its business as it is now being conducted.

                (ii)  The authorized capital stock of the
Company as of the date hereof consists of Fifty Million (50,000,000) shares of $1.00 par value Common Stock, of which
Four Million One Hundred Forty-three   Thousand   Four   Hundred
Seventy-five (4,143,475) shares were issued and outstanding as of March 20, 1997, none of which are held in treasury, and Ten Million (10,000,000) shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"), of which no shares were
issued   and outstanding on the date hereof.   All of the
outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. As of March 20, 1997, there were reservations for outstanding options, warrants and agreements to purchase up to an aggregate of approximately Two Million Seventy-two Thousand
Three Hundred Eight (2,072,308) shares of Common Stock, at prices ranging from Five and 25/100 Dollars ($5.25) to Fifty-five and No/100 Dollars ($55.00) per share.

                (iii)      The  Note and Option  when  issued
in compliance with the provisions of this Agreement, will be duly authorized and validly issued. The issuance of the Note and Option will not be subject to any preemptive rights or rights of first refusal created by the Company. The shares of Common Stock issuable upon conversion of the Note and exercise of the Option have been duly and validly reserved. The shares of Common Stock issuable upon conversion of the Note and exercise of the Option are not subject to any preemptive rights or rights of first refusal created by the Company, and upon conversion and cancellation of the Note and exercise of the Option will be duly authorized, validly issued, fully paid and nonassessable.

               (iv) The Company has the requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform the acts contemplated on its part hereunder. This Agreement is a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by equitable principles.

                (v)   Except as the same shall have been made
or obtained at or prior to the Closing, and except for Form D and related state securities law filings with the Securities and Exchange Commission and applicable state securities boards to be made following the Closing, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any governmental or regulatory authority, agency, commission, court or other entity, domestic or foreign ("Governmental Entity"), in connection with the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby and the performance of the acts contemplated on the part of the Company hereunder.

                (vi) The execution and delivery of this
Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby and the performance of the acts contemplated on the part of the
Company hereunder will not, constitute or result in (A) a breach or violation of, or a default under, the Certificate of Incorporation or By-Laws of the Company, or (B) a breach, violation or event triggering a right of termination of, or a default under, or the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time or both) pursuant to any provisions of any agreement, lease of real or personal property, contract,
note, mortgage,    indenture,   arrangement   or    other
obligation ("Contracts") of the Company or any law, rule, ordinance or regulation, agreement, instrument or judgment, decree, order or award to which the Company is subject or any
governmental or nongovernmental   authorization,  consent,
approval, registration, franchise, license or permit under which the Company conducts its business.

                (vii)      No investment banker, broker or
finder is entitled to any financial advisory, brokerage or finder's fee or other similar payment from either the Investor or the Company based on agreements, arrangements or undertakings made by the Company or any of its directors, officers or employees in connection with the transactions and acts contemplated hereby.

                (viii)     In furnishing information to
Investor for purposes of this Agreement, it has not made any untrue statements of a material fact to Investor or omitted to state a material fact necessary to make such statements not misleading to Investor in light of the circumstances under which they were made.

          5B.  Representations by Investor

                The Investor represents, warrants and agrees as follows:
                (i)   Investor is purchasing the Note and
Option for its own account for the purpose of investment and not with a view toward the redistribution or resale of any part thereof. Investor has no present arrangement, understanding or agreement for transferring or disposing of the Note;
                (ii)  Investor is aware that the purchase of
the Note and Option represent speculative investments;

                (iii)  Before  executing  this
Agreement, representatives of Investor were furnished all information with respect to the Company that they requested and representatives of Investor were given the opportunity to ask Company executives all questions that such representatives had and to inspect the Company's operations as well as meet with the Company's principal customers;

                (iv)  Investor confirms that it is an
"Accredited Investor," as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act;

               (v) Investor confirms that it is able to bear the economic risk inherent in its investment and understands that there currently is no, and that there may not ever be any, private or public market for the Note in the event that Investor needs to liquidate its investment;

                (vi) Investor agrees that it will not offer or sell the Note, Option or any of the shares of Common Stock into which the Note is convertible or which are issuable upon exercise of the Option unless the Note or such shares of Common Stock are registered under the Securities Act and under all applicable state securities laws, unless Investor has established to the reasonable satisfaction of the Company that no such registration is required;

                 (vii)       Investor  agrees  that
appropriate restrictive  endorsements  will  be  placed  on
the   instrument evidencing  the Note, Option and on the
certificate(s) evidencing the shares of Common Stock into which the Notes are convertible or which are issuable upon exercise of the Option to reflect the foregoing and that the Company will give appropriate stop transfer instructions to the person in charge of the transfer of its securities, including the Note, Option and the Common Stock; and

                (viii)    No investment banker, broker or
finder is entitled to any financial advisory, brokerage or finder's fee or other similar payment from either the Investor or the Company based on agreements, arrangements or undertakings made by the Investor or any of its directors, officers or employees in connection with the transactions and acts contemplated hereby.

     6.   Registration Rights

           6A.   The  Investor  shall have the  following
demand registration rights:

               (i)  Upon purchase of the Note, the Investor
shall have the right, by written notice to the Company, to require the Company to use its best reasonable efforts to file within thirty (30) days thereafter a Form S-3 registration statement for all shares of Common Stock issued or issuable upon conversion of the Note and exercise of the Option owned by the Investor (also "Demand Covered Shares"). If a Form S-3 is not available, the Company will attempt to use a Form S-2 or other Form as appropriate.

               (ii) The Company shall be entitled to defer filing any such registration statement for a period of up to ninety (90) days after such notice upon a good faith determination by the Company's management that the filing of a registration statement at such time would be detrimental to the Company due to the pendency of a material acquisition or financing or for other reasonable cause. Investor may request that the Company withdraw any such registration statement at any time prior to its effectiveness; provided that, any such withdrawn registration statement shall be treated as a completed registration fulfilling the obligations of the Company pursuant to this section unless the Investor shall reimburse the Company for all of the Company's costs and expenses incurred in connection with such withdrawn registration within thirty days following the request to withdraw.

               (iii)       The  Investor  may  elect  to   have
conversion of the Note and exercise of the Option contingent upon a registration statement hereunder being declared effective.

               (iv) In the event a registration statement on Form S-3 (or on another form at the Company's discretion) has not been declared effective within one hundred fifty (150) days of demand, then for each thirty (30) day period
thereafter  until   a registration  statement becomes
effective, the Company shall be required to issue to Investor an additional five percent (5%) of the shares issuable upon conversion of such Note and if the Option has been exercised, five percent (5%) of those shares also.

            6B.    The   Investor  shall  also  have
"piggyback" registration rights. If the Company proposes to sell shares of Common Stock for its own account and to register the sale of such shares under the Securities Act, or if the Company proposes to register the sale of shares of Common Stock to be sold for the account of any other shareholder Registration Statement, it shall give written notice of such proposed registration to Investor as promptly as possible and shall use its reasonable efforts to include in the offering such number of shares of Common Stock received by Investor upon conversion of the Note and exercise of the Option ("Piggyback Covered Shares") then owned by Investor as Investor shall request, within twenty-five (25) days after the giving of such notice such offering to be upon the same terms (including method of distribution) as the securities being sold by the Company or any selling shareholder pursuant to any such offering. The Company's obligation to include Piggyback Covered Shares owned by Investor in any offering shall in all cases be subject to the following limitations and qualifications:

                (i)   The Company shall not be required  to
give notice   to  Investor  or  include  such  shares  in   any
such registration if the proposed registration is (A) a registration of a stock option or compensation plan or of Common Stock issued or issuable pursuant to any such plan,
(B) a registration of Common Stock proposed to be issued in exchange for securities or assets of, or in connection with a merger or consolidation with, another corporation, or (C) to be on a form of registration statement for which the Piggyback Covered Shares are not eligible;

                (ii) The Company may require that the number of Piggyback Covered Shares requested to be included in such registration be reduced, or that all such shares be excluded from any such registration, if it is advised in writing by its managing underwriter (or, if the offering is not underwritten, upon a good faith determination by the Company's board of directors) that such reduction or exclusion, as the case may be, is necessary to avoid materially adversely affecting the public offering of the securities being offered by the Company. If the Company shall require such a reduction, Investor shall have the right to withdraw from the offering;

                (iii)      In the event that the number of
shares of Common Stock included in any registration is to be reduced pursuant to Section 6B(ii):

                     (A)  If the registration in question is
one initiated by the Company in order to allow the sale of Common Stock for the account of the Company, then any reduction in the number of shares to be included in such registration shall first affect only shares other than the shares the Company proposes to sell for its own account.

                     (B)  If the registration in question is
one initiated by any person or persons other than the Company exercising demand registration rights in order to allow the sale of Common Stock for the account of such person or persons, then any reduction in the number of shares to be included in such registration shall first affect only shares other than the shares of Common Stock requested to be included
by the person or person initiating   the   registration  by
the   exercise   of   demand registration  rights requested to
be included in the registration by Holders; and

                     (C)   Subject to subparagraphs (A)  and
(B) above, in the event that the Company requires that the number of shares to be included in a registration be reduced, such reduction shall be applied pro rata among all parties having registration rights in proportion to the number of shares requested to be registered by each.

                (iv) The Company shall not be required to include any Piggyback Covered Shares in any registration to the extent that the inclusion thereof would result in a reduction in the number of shares requested to be included in the registration by the person or persons (including the Company) initiating the registration in question or would reduce the per share price of the offering.

                (v)  The Company may, in its sole discretion
and without the consent of Investor, withdraw such registration statement and abandon the proposed offering in which Investor had requested to participate.

           6C.   In  connection  with a registration  of
Covered Shares  undertaken by the Company pursuant to this
Part  6,  the Company shall:

                (i)   prepare  and file with the Commission
such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement current as long as is reasonably possible as Investor shall request and to comply with the provisions of the Securities Act with respect to the sale of all Covered Shares covered by such registration statement during such period;

                (ii) provide Investor a reasonable opportunity to review prior to filing any registration statement filed by the Company in connection with a registration in which Investor is participating, any amendments or supplements to such registration statement and any prospectus used in connection therewith;

                (iii) furnish to Investor such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such registration statement, in conformity with the requirements of the Securities Act, and such other documents as Investor may reasonably request in order to facilitate the sale of the Covered Shares covered by such registration statement;

                (iv)  use its best efforts to register or
qualify the Covered Shares covered by such registration statement under such other securities or blue sky laws of such jurisdictions as Investor shall reasonably request, and do any and all other acts and things which may be reasonably necessary or advisable to enable Investor to consummate the sale in such jurisdictions of such shares; provided that the Company shall not for any such purpose be required to register or qualify the covered shares covered by such registration statement in any jurisdiction in which the Common Stock is not then qualified for public trading, to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this section be obligated to be so qualified, to subject itself to taxation in any such jurisdiction or to consent to general service of process in any such jurisdiction;

               (v)  notify Investor at any time when a
prospectus relating to the Covered Shares covered by such registration statement is required to be delivered under the Securities Act, of the Company's becoming aware that the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and at the request of Investor promptly prepare and furnish to Investor a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

                (vi)  use  its best efforts to cause all  of
the Covered Shares included in such registration statement to be listed on each securities exchange on which securities of the same class issued by the Company are then listed or, if there shall then be no such listing, to be accepted for quotation on NASDAQ;

                (vii)      provide a transfer agent and
registrar for the Covered Shares covered by such registration statement not later than the effective date of such registration statement; and

          6D. For as long as Investor shall continue to hold any Covered Shares, the Company shall use reasonable efforts to file, on a timely basis, all annual, quarterly and other reports required to be filed by it under Sections 13 and 15(d) of the Exchange Act, and the rules and regulations of the Commission thereunder, as amended from time to time. In the event of any proposed sale of Covered Shares by Investor pursuant to Rule 144 (or any successor rule) under the Securities Act, the Company shall cooperate with Investor so as to enable such sales to be made in accordance with applicable laws, rules and regulations, the requirements of the Company's transfer agents, and the reasonable requirements of the broker through which the sales are proposed to be executed.

           6E.   The  costs  and  expenses  of  any
registration effected pursuant to this Part 6 shall be allocated as provided in this Section 6E:

                 (i)   "Registration  Expenses"  shall  mean
all expenses incurred by the Company in complying with this
Part 6, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, transfer agents' and registrars' fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and the expense the Company's accountants, including the cost of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company);

                 (ii)     "Selling   Expenses"   shall   mean
all underwriting discounts and selling commissions applicable to the sale and all fees and disbursements of counsel for any holder;

                (iii)      In  connection with  any
registration pursuant to Section 6A, the company shall pay all Registration Expenses and Investor shall pay all Selling
Expenses;

                (iv) In connection with any registration initiated by the Company in which Investor participates pursuant to Section 6B, the Company or other person initiating the registration shall pay all Registration Expenses, and Investor shall pay all Selling Expenses attributable to the inclusion in the offering of the Covered Shares being sold by Investor.

           6F.   In the case of the registration effected by the
Company  pursuant to this part, the Company agrees  to
indemnify and  hold  harmless  Investor, each underwriter  of the  Covered Shares  so  registered  and each person  who
controls  any  such underwriter  within the meaning of Section
15 of  the  Securities Act,  against any and all losses,
claims, damages or  liabilities to  which  they or any  of them may become  subject  under  the Securities Act or any other statute or common law, including any amount paid in settlement of any litigation, commenced or threatened, if such settlement is effected with the written consent of the Company, and to reimburse them for any legal or other expenses incurred by them in connection with investigating any claims and defending any actions, insofar as any such losses, claims, damages, liabilities or actions arise out of or are based upon  (i) any untrue statement or alleged untrue statement  of  a material fact contained in the
registration statement relating to the  sale  of the Covered
Shares, or any post-effective amendment thereto,  or the
omission or alleged omission to state therein  a material fact required to be stated therein or necessary to  make the
statements     therein  not  misleading,  or  (ii)  any  untrue
statement  or  alleged  untrue  statement  of  a  material
fact contained  in  any preliminary prospectus, if used prior to  the effective  date of such registration statement, or
contained  in the  final prospectus (as amended or supplemented if the  Company shall  have  filed with the Commission any
amendment  thereof  or supplement  thereto) if used within the period during  which  the Company  is required to keep the
registration statement to  which such  prospectus  relates
current, or the  omission  or  alleged omission  to state
therein (if so used) a material fact necessary in  order  to make  the  statements therein,  in  light  of  the
circumstances  under  which  they  were  made,  not
misleading; provided,  however, that the indemnification
agreement  contained in  this  section  shall not (x) apply to such  losses,  claims, damages,  liabilities or actions arising out of, or  based  upon, any  such  untrue statement or alleged untrue statement,  or  any such  omission or alleged omission, if such statement or omission was  made  in  reliance upon and in conformity  with  information furnished  in  writing  to
the  Company  by  Investor  or   such underwriter  for  use in
connection with the preparation of the registration statement, any preliminary prospectus or final prospectus contained in the registration statement, or any amendment or supplement thereto, or (y) inure to the benefit of any underwriter or any person controlling such underwriter, if such underwriter failed to send or give a copy of the final prospectus to the person asserting the claim at or prior to the delivery of certificates representing Covered
Shares or of written confirmation of the sale of Covered Shares to such person and if the untrue statement or omission concerned had been corrected in such final prospectus.

           6G.   In  the case of a registration effected  by
the Company  pursuant to this part, Investor and each
underwriter  of the  Covered  Shares to be registered shall
agree in the same manner and to the same extent as set forth above to indemnify and hold harmless the Company, each person who controls the Company, the  directors of the Company and
those of its officers who shall have signed any such
registration statement, with respect to  any untrue  statement or alleged untrue statement in, or omission  or alleged
omission from, such registration statement or any  post
effective  amendment  thereto or any  preliminary  prospectus or final  prospectus (as amended or as supplemented, if
amended  or supplemented   as  aforesaid)  contained  in  such
registration statement, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by Investor or any such underwriter for use in connection with the preparation of such registration statement or any preliminary prospectus or final prospectus contained in such registration statement or any such amendment or supplement thereto.

           6H.   Each  indemnified party shall,  with
reasonable promptness   after  its  receipt  of  written
notice of the commencement of any action against such indemnified party in respect of which indemnity may be sought from an indemnifying party  on  account  of an indemnity agreement
contained  in  this part,   notify   the  indemnifying  party
in writing of the commencement thereof. In case any such action shall be brought against any indemnified party and it shall so notify an indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under this part for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. The indemnity agreements in this part shall be in addition to any liabilities that the indemnifying parties may have pursuant to law.

           6I.   If the indemnification provided for in this
part shall be unavailable to or insufficient to hold harmless an indemnified party under sections above in respect of any losses, claims, damages or liabilities (or actions in
respect  thereof) referred   to  therein,  then  the
indemnifying  parties   shall contribute  to  the  amount paid
or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportions as are appropriate to reflect to the relative benefits received by the respective indemnifying parties from the offering of the Covered Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, or if the indemnified party failed to give the notice required under section 6H above, then each indemnifying party shall contribute to such amount paid by or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the indemnifying parties in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof) as well as any other relevant equitable considerations. The relative benefits received by the indemnifying parties shall be deemed to be in the same proportion as the net proceeds to any such party bear to the  total  net proceeds  from  the  offering  before
deducting  expenses.   The relative  fault shall be determined
by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the respective indemnifying party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Provided in no event shall Investor's liability pursuant to these indemnity provisions be greater than the amount paid for the Note and shares of Common Stock purchased pursuant to this Agreement and the Exhibits.

     7.   Miscellaneous

           7A.   Successors  and  Assigns.  Except  as
otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not; provided that, the registration rights granted to the Investor shall not be transferred or assigned by Investor.

           7B.   Severability.  Whenever possible, each
provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

          7C. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

          7D. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

           7E.   Governing  Law;  Venue.  The  corporate  law
of Delaware will govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity and interpretation of this Agreement and the exhibits, including the Note and Option, and schedules hereto will be governed by the internal law, and not the law of conflicts, of Delaware. It is the intention of the parties that proper venue for any action, suit or proceeding arising pursuant to this Agreement or in connection with the transactions contemplated herein shall be in Delaware. Each party agrees that any such action, suit or proceeding shall be brought before a state or federal court sitting in the State of Delaware and waives any objection to venue in such court.
Each party waives the right to demand a jury in any action, suit or proceeding arising pursuant to this Agreement.

            7F.    Notices.   All  notices,  demands   or other
communications to be given or delivered under or by reason of the provisions of this Agreement (other than notice of a telephonic meeting of the Company's board of directors, which may be given by telephone) will be in writing and will be deemed to have been given either when delivered personally or three (3) business days after having been mailed by certified or registered mail, return receipt requested and postage prepaid, to the recipient. Such notices, demands and other communications will be sent to the Investor and to the Company at the address indicated below:

If to the Company:

Electrosource, Inc.
2809 Interstate 35 South
San Marcos, Texas 78666
Attention:  President

With a copy to:

Bret Van Earp
Attorney-at-Law
100 Congress Avenue, Suite 1800
Austin, Texas 78701

If to the Investor:

Corning Incorporated
Attn:  Howard Zingler, Vice President
MP-BH-03-1
Corning, New York 14831

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

ELECTROSOURCE, INC.                CORNING INCORPORATED
By:/s/ Michael G. Semmens      By: /s/ Howard J. Zingler
   Michael G. Semmens
   President, CEO and          Printed Name:  Howard J. Zingler
   Chairman of the Board       Its:  Vice President Finance &
                      							  Bus. Dev.

EXHIBIT 2

                5% CONVERTIBLE PROMISSORY NOTE

     THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE ("BLUE SKY LAWS"), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR DELIVERY TO THE COMPANY OF EVIDENCE SATISFACTORY TO THE COMPANY TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION THEREUNDER IS AVAILABLE.

Dated March 27, 1997                                  $4,000,000.00

       FOR   VALUE  RECEIVED,  Electrosource,  Inc.,  a
Delaware corporation (the "Company"), hereby promises to pay to the order of Corning Incorporated, a New York corporation ("Corning" or the "original holder"), the principal sum of Four Million Dollars ($4,000,000.00) together with interest thereon calculated from the date hereof, in accordance with the provisions of this Note.

     This Note is the 5% Convertible Promissory Note (the "Note") issued pursuant to a Note Purchase and Option Agreement dated as of March 27, 1997, between the Company and Corning (the "Purchase Agreement"). The Purchase Agreement contains terms governing the rights and obligations of the holder of this Note, and all provisions of the Purchase Agreement are incorporated herein by reference. Unless otherwise indicated herein, capitalized terms used in this Note have the same meanings as set forth in the Purchase Agreement.

Part 1.   Payment of Interest

      lA. Rate of Interest. Interest shall accrue at the rate of five percent (5%) per annum on the unpaid principal amount of this Note outstanding from time to time. Interest shall be paid in cash or, at the option of the Company, in additional Notes having terms identical to this Note except in respect of principal amount, dated as of the Payment Date (as defined below) with respect to which such interest is payable and having a principal amount equal to the amount of interest accrued and unpaid as of that Payment Date.

      lB.   Payment  Dates. On September 27, 1997, and on each
subsequent September 27 and March 27 (each of which dates shall be a "Payment Date"), all unpaid interest that has accrued on the unpaid principal amount of this Note on and prior to such Payment Date or on any overdue interest on this Note shall become due and payable.

      lC.   Payment  upon  Maturity or  Prepayment.  All accrued
interest that has not theretofore been paid shall be paid in full on the date on which the entire principal amount outstanding under this Note is paid, whether upon maturity or upon prepayment. In the event that any portion less than the entire outstanding principal amount of this Note is prepaid pursuant to paragraph 2B, the accrued interest applicable to such portion prepaid shall be paid as of the effective date of such partial prepayment.

      lD.  Saving Clause. All agreements and transactions
between the Company and the holder of this Note, whether now existing  or hereafter  arising,  whether contained herein  or in  any  other instrument,  and  whether written or oral, are hereby  expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of the maturity hereof, prepayment, demand for  prepayment  or otherwise, shall the amount  contracted  for, charged  or received by the holder of this Note from the  Company for the  use,  forbearance  or
detention  of  the   principal indebtedness or interest hereof,
which remains unpaid from time to time, exceed the maximum amount permissible under applicable law, it particularly being the intention of the parties hereto to conform strictly to the applicable law of usury. Any interest payable hereunder or under any other instrument relating  to  the indebtedness  evidenced hereby
that is in  excess  of  the  legal maximum,  shall,  in  the event  of  acceleration  of  maturity, prepayment, demand for prepayment or otherwise, be automatically, as  of  the  date of  such acceleration, prepayment,  demand  or otherwise,
applied to a reduction of the principal  indebtedness hereof and not to the payment of interest, or if such  excessive
interest  exceeds  the  unpaid balance of  such  principal,
such excess  shall  be  refunded to the Company.  To  the
extent  not prohibited  by  law, determination of the legal
maximum  rate  of interest  shall  at  all times be made by
amortizing,  prorating, allocating and spreading in equal parts during the period of the full  stated term of the indebtedness, all
interest at  any time contracted   for,  charged  or  received  from  the
Company   in connection  with  the indebtedness, so that the
actual rate of interest on account of such indebtedness is uniform throughout the term hereof.

Part 2.   Payment of Principal

      2A.   Payment  upon Maturity. The entire  unpaid
principal amount hereof shall be due and payable on March 27, 2002.

      2B. Prepayment. The Company may prepay all or any part of this Note at any time in One Hundred Thousand Dollar
($100,000) increments.   The  Company shall give not less than
thirty (30) days prior written notice of its intention to prepay this Note.

Part 3.   Registration of Transfer

      The Company shall keep at its principal office a register for the registration of Notes, which shall contain the name and address of the registered holder (herein referred to as the holder) of the Note and the principal and interest of the Note. No transfer of the Note or any right to receive payments under the Note shall be permitted unless made upon the Company's register. Upon the surrender of any Note or Notes at such place, the Company shall, at the request of the holder of such Note, execute and deliver (at the Company's expense) a new Note or Notes in exchange therefor representing in the aggregate the principal amount represented by the surrendered Note. Each such new Note shall be registered in such name and shall represent such principal amount of Note as is requested by the holder of the surrendered Note and shall be substantially identical in form to the surrendered Note, and interest shall accrue on such new Note from the date to which interest has been fully paid on such Note represented by the surrendered Note; provided that, if any Note is to be registered in the name of a person or persons other than the holder of the Note, there has been compliance with all laws applicable to such change of registered holder, including but not limited to federal and state securities laws.

Part 4.   Replacement

      Upon receipt of evidence reasonably satisfactory to the Company of the ownership and the loss, theft, destruction or mutilation of any Note, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company, or, in the case of any such mutilation upon surrender of such Note, the Company shall (at its expense) execute and deliver in lieu of such Note, a new Note of like kind representing the principal amount of Note represented by such lost, stolen, destroyed or mutilated Note and dated the date of such lost, stolen, destroyed or mutilated Note, and interest shall accrue on the Note represented by such new Note from the date to which interest has been fully paid on such lost, stolen, destroyed or mutilated Note.

Part 5.   Cancellation

     After all principal and accrued interest at any time owed on this Note has been paid in full, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

Part 6.   Waiver of Notice, etc.

      The Company hereby waives presentment, demand, notice, protest and all other demands and notice in connection with the delivery, acceptance, performance and enforcement of this Note, and assents to extension of the time of payment or forbearance or other indulgence without notice.

Part 7.   Events of Default

      7A.   Events  of  Default.  Each  of  the  following
shall constitute an Event of Default:

           (i) the Company fails to pay when due the full amount of any principal or interest on this Note whether at maturity or by acceleration or otherwise;

          (ii) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company bankrupt or insolvent; or the Company petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced against the Company and either the Company takes any action indicating its approval thereof, consent thereto, or acquiescence therein or such petition, application or proceeding is not dismissed within ninety (90) days;

          (iii) the sale by the Company of a material part of the business or assets of the Company other than in the ordinary course of business;

           (iv) the taking, closing or nationalization of a material part of the business or assets of the Company by governmental or legal action. A "material part of the business or assets of the Company" means more than one-third of the gross assets of the Company as set forth in its most recent audited consolidated financial statements;

           (v) any representation or warranty of the Company set forth in the Purchase Agreement is shown to be, or becomes false or untrue as of the date of this Note.

      7B.   Remedies. Upon the occurrence and continuance of
any Event  or  Events  of default, the holders of a majority of the combined aggregate principal amount outstanding under this Note and any Notes issued in payment of accrued interest on Notes may, by written notice to the Company, declare all or any part of the unpaid principal amount of the Notes then outstanding to be forthwith due and payable, and thereupon such unpaid  principal amount  or part thereof, together with
interest accrued  thereon, shall   become   so   due   and
payable  without   presentation, presentment, protest, notice
of intent to accelerate, notice of acceleration, or further demand or notice of any kind, all of which are hereby expressly waived, and such holder or holders may proceed to enforce payment of such amount or part thereof in such manner as it or they may elect. The Company hereby waives to the extent not prohibited by applicable law which cannot itself be waived (i) all presentments, demands for performance, notices of nonperformance (except to the extent required by the provisions hereof), (ii) any requirement of diligence or promptness on the part of any holder of Notes in the enforcement of its rights under the provisions of this Note, and (iii) any and all notices of every kind and description which may be required to be given by any statute or rule of law.

Part 8.   Conversion

     8A.  Conversion Procedure.

           (i) The holder of this Note may convert all or any portion of the outstanding principal amount hereof (plus accrued but unpaid interest on such principal amount or portion thereof) held by such holder into a number of shares of the Company's Common Stock computed by dividing the principal amount of this Note (plus accrued but unpaid interest thereon) to be converted by the "Conversion Price" (as defined below in Part 8B).

           (ii) Each conversion will be deemed to have been effected as of the close of business on the date on which the instrument representing this Note has been surrendered at the principal office of the Company. At such time as such conversion has been effected, the rights of the holder of this Note as such holder will cease and the person or persons in whose name or names any certificate or certificates for shares of Common Stock are to be issued upon such conversion will be deemed to have become the holder or holders of record of the shares of Common Stock represented thereby.

           (iii)      As soon as possible after a conversion
has been effected (but in any event within three (3) business days in the case of subparagraph (a) below), the Company will deliver to the converting holder:

                (a) a certificate representing the number of shares of Common Stock issuable by reason of such conversion in such name or names and such denomination or denominations as the converting holder has specified (provided that, in the event that the name specified by the converting
holder is other than that of the   converting  holder,  the
Company  has  received   evidence satisfactory to Company
counsel that the transfer of Common Stock from the converting holder to the person specified may be accomplished without violation of applicable law);

                (b) a replacement Note having terms identical to those of this Note other than the principal amount, which shall be equal to portion of the principal amount of the original Note not converted; and

                (c)   the amount payable under subparagraph
(vi) below with respect to fractional shares of Common Stock otherwise issuable upon such conversion.

           (iv) The issuance of certificates for shares of Common Stock upon conversion of this Note will be made without charge to the holder of such Note for any issuance tax in respect thereof or other cost incurred by the Company in connection with such conversion and the related issuance of shares of Common Stock. Upon conversion of this Note, the Company will take all such actions as are necessary in order to insure that the Common Stock issuable with respect to such conversion will be validly issued, fully paid and nonassessable.

           (v) The Company will not close its books against the transfer of this Note or of Common Stock issued or issuable upon conversion of this Note in any manner which interferes with the timely conversion of this Note.

           (vi) If any fractional interest in a share of Common Stock would, except for the provisions of this subparagraph (vi), be deliverable upon any conversion of this Note, the Company, in lieu of delivering the fractional share therefor, may at its option pay a cash adjustment for such fractional share equal to such fraction times the fair market value per share of the Common Stock at the close of business on the date of conversion, as determined in good faith by the board of directors of the Company.

           (vii)      The  provisions of this  part  8  shall
be subject to the limitations imposed by section 2B hereof.

      8B.   Conversion Price. The Conversion Price shall be
Five and 50/100 Dollars ($5.50). In order to prevent dilution of the conversion rights granted under this part 8, the Conversion Price will be subject to adjustment from time to time pursuant to this part 8; provided that the Conversion Price will in no event be less than One and No/100 Dollars ($1.00), the par value.

      8C.   Subdivision or Combination of Common  Stock.  If
the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

     8D. Reorganization, Reclassification, Consolidation, Merger or Sale. Any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Company's assets to another Person which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation), stock, securities or amounts with respect to or in exchange for Common Stock is referred to herein as an "Organic Change." Prior to the consummation of any Organic Change, the Company will make appropriate provisions (in form and substance satisfactory to the holders of a majority of the outstanding principal amount of Notes then outstanding) to insure that each of the holders of Notes will thereafter (for so long as such holders have the right to convert the Notes as provided in this part 8) have the right to receive, in lieu of or in addition to the shares of Common Stock immediately theretofore issuable upon the conversion of such holder's Notes, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted his Notes immediately prior to such Organic Change. In any such case, the Company will make appropriate provisions (in form and substance satisfactory to the holders of a majority of the outstanding principal amount of Notes then outstanding) to insure that the provisions of this part 8 will thereafter (for so long as such holders have the right to convert the Notes as provided in this part 8) be applicable to the Notes.

      8E.  Notices. Until the maturity of this Note:

           (i)  Immediately upon any adjustment of the
Conversion Price, the Company will give written notice thereof to the holder of this Note.

          (ii) The Company will give written notice to the holder of this Note at least twenty (20) days prior to the date on which the Company closes its books or takes a record (a) with respect to any dividend or distribution upon Common Stock, (b) with respect to any pro rata subscription offer to holders of Common Stock or (c) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

           (iii) The Company will also give written notice to the holder of this Note at least thirty (30) days prior to the date on which any Organic Change will take place.

Part 9.   Amendment and Waiver

      No amendment, modification or waiver shall be binding or effective with respect to any provision of this Note without the prior written consent of the holders of at least sixty-seven percent (67%) of the combined aggregate principal amount of this Note and any additional Notes issued in payment of accrued interest then outstanding.

Part 10.  Notices

        Except as otherwise expressly provided, all notices referred to herein will be in writing and will be delivered by registered or certified mail, return receipt requested, postage prepaid and will be deemed to have been given when so mailed (i) to the Company, at its principal executive offices and (ii) to any holder of this Note, at such holder's address as it appears in the Note register maintained pursuant to part 3 hereof (unless otherwise indicated by any such holder).

      IN WITNESS WHEREOF, the Company has executed and delivered this Note on March 27, 1997.

ELECTROSOURCE, INC.



By:/s/ James M. Rosel
  James M. Rosel Vice President
  Finance and General Counsel

EXHIBIT 3

                                Date of Grant:  March 27, 1997

                      ELECTROSOURCE, INC.
                    STOCK OPTION AGREEMENT

     THIS OPTION HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR
     UNDER THE SECURITIES LAWS OF ANY STATE ("BLUE SKY LAWS"), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR DELIVERY TO THE COMPANY OF EVIDENCE
     SATISFACTORY TO THE COMPANY TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION THEREUNDER IS AVAILABLE.

Corning Incorporated
Corning, New York 14831


          The undersigned, Electrosource, Inc. (the "Company"),
a Delaware corporation, for good and valuable consideration
desires to  grant  to  Corning Incorporated ("Corning"  or
"Holder")  an option  to  acquire shares of Common Stock in the
Company. The option covered hereby is granted pursuant to the terms of a Note Purchase and Option Agreement ("Purchase Agreement") dated as of March 27, 1997 between the Company and Corning, and all
provisions   of  that  Agreement  are  incorporated   herein
by reference. Defined terms shall have the same meaning as in the Purchase Agreement.

      1.    Option.  The Company does hereby grant to Corning the
exclusive option to purchase from the Company all or any part of an aggregate of Five Hundred Thousand (500,000) shares
("shares") of  Common  Stock of the Company.  The exercise
prices  shall  be Seven  and  No/100  Dollars ($7.00) per
share  for  Two  Hundred Seventy-five  Thousand  (275,000)
shares and Nine and No/100 Dollars ($9.00) per share for Two Hundred Twenty-five Thousand (225,000) shares.

      2.   Term.  The Option shall be exercisable as provided
in the  Purchase Agreement and otherwise at any time or times
until the   option  expires  or  terminates  in  accordance with
the provisions hereof. This Option shall in any event terminate at 5:00 o'clock P.M., San Marcos, Texas time two years after its date of grant.

     3. Exercise. To exercise this option or any part thereof, Corning shall give written notice of such election to the Company at its Corporate Headquarters, Attention Corporate Secretary, so as to be received by the Company within the period this option is exercisable, which notice shall specify the number of shares to be purchased and be accompanied by payment in full. Payment for such shares may be by check or wire transfer. Exercise of the option may be made in multiple parts, but in amounts of at least Five Hundred
Thousand and No/100 Dollars ($500,000) per exercise.

      4. Share Issue. Upon receipt by the Company of proper notice of exercise of this Option, the Company as promptly as practicable and subject to the other provisions in this Option, shall deliver a certificate or certificates representing shares so purchased, and shall pay all original issuance or transfer taxes on the exercise of this Option, and all other fees and expenses necessarily incurred by the Company in connection therewith. Certificates evidencing such shares may have endorsed thereon such language as may be deemed necessary or advisable by counsel for the Company in order to ensure compliance with the applicable securities laws or regulations. Registration rights shall be as set forth in the Purchase Agreement.

      5.    Subdivision or Combination of Common Stock.   If the
Company  at  any  time  subdivides (by  any  stock  split,
stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, the exercise price in effect immediately prior to such subdivision will be proportionately reduced, and if the Company at any time combines (by reverse stock split or otherwise) its outstanding shares of Common Stock into a
smaller number of shares, the exercise  price in   effect
immediately prior to such combination will be proportionately increased.

     6. Reorganization, Reclassification, Consolidation, Merger or Sale. Any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Company's assets to another entity which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation), stock, securities or amounts with respect to or in exchange for Common Stock is referred to herein as an "Organic
Change." Prior to the consummation of any Organic Change, the Company will make appropriate provisions (in form and substance satisfactory to the holder of the outstanding principal amount of the Option then outstanding) to insure that the holder of the Option will thereafter (for so long as such holder has the right to exercise the Option) have the right to receive, in lieu of or in addition to the shares of Common Stock immediately theretofore issuable upon the exercise of the Option, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had exercised the Option immediately prior to such Organic Change. In any such case, the Company will make appropriate provisions (in form and substance satisfactory to the holder of the Option) to insure that the provisions of this part 6 will thereafter (for so long as such holder has the right to exercise the Option) be applicable to the Option.

           IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

ELECTROSOURCE, INC.            CORNING INCORPORATED

By:/S/ James M. Rosel          By: /s/ Howard J. Zingler
  James M. Rosel
  Vice President Finance       Printed Name: Howard J. Zingler
  and General Counsel          Its:  Vice President, Finance &
                                     Bus. Dev.